# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001705785

## Reporting persons
- Menlo Ventures XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,865,680; sole dispositive power 0; shared dispositive power 6,865,680; aggregate amount beneficially owned 6,865,680 (2.1% of the class)
- MMEF XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 102,310; sole dispositive power 0; shared dispositive power 102,310; aggregate amount beneficially owned 102,310 (0% of the class)
- Menlo Entrepreneurs Fund XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 88,200; sole dispositive power 0; shared dispositive power 88,200; aggregate amount beneficially owned 88,200 (0% of the class)
- MV Management XIV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,056,190; sole dispositive power 0; shared dispositive power 7,056,190; aggregate amount beneficially owned 7,056,190 (2.1% of the class)
- Menlo Inflection I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,650,310; sole dispositive power 0; shared dispositive power 9,650,310; aggregate amount beneficially owned 9,650,310 (2.9% of the class)
- MMSOP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 156,900; sole dispositive power 0; shared dispositive power 156,900; aggregate amount beneficially owned 156,900 (0% of the class)
- MSOP GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,807,210; sole dispositive power 0; shared dispositive power 9,807,210; aggregate amount beneficially owned 9,807,210 (3% of the class)
- Menlo Inflection II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 569,755; sole dispositive power 0; shared dispositive power 569,755; aggregate amount beneficially owned 569,755 (0.2% of the class)
- MM Inflection, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,793; sole dispositive power 0; shared dispositive power 5,793; aggregate amount beneficially owned 5,793 (0% of the class)
- Menlo Entrepreneurs Inflection Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,765; sole dispositive power 0; shared dispositive power 3,765; aggregate amount beneficially owned 3,765 (0% of the class)
- MSOP GP II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 579,313; sole dispositive power 0; shared dispositive power 579,313; aggregate amount beneficially owned 579,313 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, CA, 94111.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Menlo Ventures XIV, L.P. ("Menlo XIV")
MMEF XIV, L.P. ("MMEF XIV")
Menlo Entrepreneurs Fund XIV, L.P. ("MEF XIV")
MV Management XIV, L.L.C. ("MVM XIV")
Menlo Inflection I, L.P. ("MI")
MMSOP, L.P. ("MMSOP")
MSOP GP, L.L.C. ("MSOP GP")
Menlo Inflection II, L.P. ("MI II")
MM Inflection, L.P. ("MMI")
Menlo Entrepreneurs Inflection Fund, L.P. ("MEIF")
MSOP GP II, L.L.C. ("MSOP GP II")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Menlo Ventures
1300 El Camino Real, Suite 150
Menlo Park, California 94025
Citizenship:
Menlo XIV Delaware
MMEF XIV Delaware
MEF XIV Delaware
MVM XIV Delaware
MI Delaware
MMSOP Delaware
MSOP GP Delaware
MI II Delaware
MMI Delaware
MEIF Delaware
MSOP GP II Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 6,865,680 shares of Class A common stock held directly by Menlo XIV; (ii) 102,310 shares of Class A common stock held directly by MMEF XIV; (iii) 88,200 shares of Class A common stock held directly by MEF XIV; (iv) 9,650,310 shares of Class A common stock held directly by MI; (v) 156,900 shares of Class A common stock held directly by MMSOP; (vi) 569,755 shares of Class A common stock held directly by MI II; (vii) 5,793 shares of Class A common stock held directly by MMI; and (viii) 3,765 shares of Class A common stock held directly by MEIF.

MVM XIV is the general partner of each of Menlo XIV, MMEF XIV and MEF XIV and shares voting and dispositive power over the securities held by each of Menlo XIV, MMEF XIV and MEF XIV.

MSOP GP is the general partner of each of MI and MMSOP and shares voting and dispositive power over the securities held by each of MI and MMSOP.

MSOP GP II is the general partner of each of MI II, MMI and MEIF and shares voting and dispositive power over the securities held by each of MI II, MMI and MEIF.

The Reporting Persons beneficially own, in the aggregate, 17,442,713 shares of Class A common stock.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The shares of Class A common stock beneficially owned by the Reporting Persons represent, in the aggregate, 5.3% of the Issuer's outstanding Class A common stock. Such percentage, and the percentage set forth in each row 11 is based upon 332,239,249 shares of Class A common stock outstanding as of June 13, 2025, as disclosed in the Issuer's prospectus dated June 11, 2025 filed with the Securities and Exchange Commission (the "SEC") on June 12, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Menlo Ventures XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MMEF XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- Menlo Entrepreneurs Fund XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MV Management XIV, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (08/14/2025)
- Menlo Inflection I, L.P.: /s/ Venky Ganesan, By MSOP GP, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MMSOP, L.P.: /s/ Venky Ganesan, By MSOP GP, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MSOP GP, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (08/14/2025)
- Menlo Inflection II, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MM Inflection, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- Menlo Entrepreneurs Inflection Fund, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (08/14/2025)
- MSOP GP II, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (08/14/2025)